3/11/03

Cm

03012239

SECUI[...] COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 37294

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EAI SECURITIES INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 CONNECTICUT AVENUE
(No. and Street)

NORWALK, CT 06854
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ELKE BARTEL 203.855.2266
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSECOOPERS
(Name – *if individual, state last, first, middle name*)

1177 AVENUE OF THE AMERICAS NEW YORK NY 10036
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING SECTION RECEIVED FEB 26 2003

PROCESSED MAR 13 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MAR 12 2003

OATH OR AFFIRMATION

I, ROBERT A. JAEGER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FAI SECURITIES INC., as of 12/31/2002, 20____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT, TREASURER

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EAI Securities Inc.

(A Wholly-Owned Subsidiary
of EAI Partners L.P.)
Financial Statements and Supplementary
Information as of and for the Year Ended
December 31, 2002

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Accountants

To the Board of Directors
and Shareholder of
EAI Securities Inc.

In our opinion, the accompanying statement of financial condition and the related statements of income, of changes in shareholder's equity and cash flows present fairly, in all material respects, the financial position of EAI Securities Inc. (the "Company") at December 31, 2002, and the results of its operations and of its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Supplementary Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

January 24, 2003

EAI Securities Inc.
Statement of Financial Condition
December 31, 2002

Assets	
Cash and cash equivalents	$ 448,507
Investments	3,300
Taxes receivable	8,269
Prepaid expenses and other assets	34,723
Total assets	$ 494,799
Liabilities and Shareholder's Equity	
Liabilities	
Accrued professional fees	$ 10,500
Taxes payable	100
Total liabilities	10,600
Shareholder's equity	
Common stock	
(200 shares authorized, issued and outstanding; par value $.01 per share)	2
Additional paid-in capital	175,598
Retained earnings	308,599
Total shareholder's equity	484,199
Total liabilities and shareholder's equity	$ 494,799

The accompanying notes form an integral part of the financial statements.

EAI Securities Inc.
Statement of Income
Year Ended December 31, 2002

Revenue		
Interest	$	5,027
Other		57,032
Total revenue		62,059
Expenses		
Registration fees and dues		42,864
Professional fees		19,519
General and administrative		3,580
Total expenses		65,963
Loss before income taxes		(3,904)
Income tax expense		100
Net loss	$	(4,004)

The accompanying notes form an integral part of the financial statements.

EAI Securities Inc.
Statement of Changes in Shareholder's Equity
Year Ended December 31, 2002

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance, January 1, 2002	$ 2	$ 375,598	$ 312,603	$ 688,203
Return of capital distribution to shareholder	-	(200,000)	-	(200,000)
Net loss	-	-	(4,004)	(4,004)
Balance, December 31, 2002	$ 2	$ 175,598	$ 308,599	$ 484,199

The accompanying notes form an integral part of the financial statements.

EAI Securities Inc.
Statement of Cash Flows
Year Ended December 31, 2002

Cash flows from operating activities		
Net loss	$	(4,004)
Adjustments to reconcile net income to net cash provided by operating activities		
Decrease in cash segregated for the exclusive benefit of customers		471,311
Decrease in commissions receivable		84,585
(Increase) in taxes receivable		(8,269)
(Increase) in prepaid expenses and other assets		(17)
(Decrease) in commission rebates payable		(351,754)
(Decrease) in accrued professional fees		(11,500)
(Decrease) in accounts payable and accrued expenses		(24,366)
Net cash provided by operating activities		155,986
Cash flows from financing activities		
Return of capital distributions to shareholder		(200,000)
Net cash used in financing activities		(200,000)
Net (decrease) in cash		(44,014)
Cash and cash equivalents - beginning of year		492,521
Cash and cash equivalents - end of year		448,507
Supplemental disclosures of cash flow information:		
Income taxes paid		14,897

The accompanying notes form an integral part of the financial statements.

EAI Securities Inc.
Notes to Financial Statements

1. **Principal Business Activity and Significant Accounting Policies**

Incorporation and principal business activity
EAI Securities, Inc. (the "Company"), a wholly-owned subsidiary of EAI Partners L.P. ("EAI"), is incorporated under the laws of the State of New York. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") pursuant to Section 15 under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company's principal business is to act as the distributor of shares of a mutual fund and interests in certain privately offered investment vehicles.

Use of estimates
The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and disclosures. Actual results could differ from those estimates.

Interest income
Interest income is accrued as earned.

Cash and cash equivalents
Cash equivalents represent balances in a money market mutual fund.

Investments
The Company holds warrants in a private placement made available to members of the NASD. These investments are held at fair value.

2. **Related Party Transactions**

EAI assumes certain of the Company's expenses such as occupancy, telephone and utilities, computer hardware and software, bookkeeping and certain personnel costs for which it does not charge the Company.

3. **Net Capital Requirement**

As a registered broker-dealer, the Company is subject to Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. The Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $427,584, of which $422,584 was in excess of the required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.025 to 1.

4. **15c3-3 Requirements**

The Company operates pursuant to SEC Rule 15c3-3(k)(2)(i) (the Customer Protection Rule) and therefore does not hold customer funds or safeguard customer securities.

5. **Income Taxes**

Tax expense of $100 relates to the minimum corporate tax of the state where the Company is incorporated.

6. **Fair Value of Financial Instruments**

Statement of Financial Accounting Standards ("SFAS") No. 107, entitled "Disclosures About Fair Value of Financial Instruments," requires entities to disclose information about the estimated fair values of their financial instruments. Substantially all of the Company's assets and liabilities are considered financial instruments as defined by SFAS No. 107 and are either carried at fair value or amounts that approximate fair value because the financial instruments are short-term or replaceable on demand.

7. **Sale of Business**

On October 1, 2001, the Company entered into a contract to sell its introducing brokerage business to a major financial institution. Under terms of the agreement, the Company continued to operate its introducing brokerage business until December 31, 2001 at which time the Company terminated its agreements with its clearing brokers. The Company agreed to a purchase price of $325,000 of which $175,000 was paid upon the signing of the contract and the remainder was to be paid after December 31, 2001. Receipt of the remainder of the purchase price was contingent upon specified provisions of the agreement being met by the Company. These provisions were not entirely met and in effect final payment of $57,032 was made on March 23, 2002. This amount is recorded as other income on the statement of operations.

EAI Securities Inc.
Computation of Net Capital
Pursuant to SEC Rule 15c3-1
December 31, 2002

Supplementary Schedule I

Shareholder's equity	$ 484,199
Nonallowable assets	
Prepaid expenses	(42,992)
Haircuts	(8,623)
Fidelity bond deduction	(5,000)
Net capital	$ 427,584
Aggregate indebtedness	$ 10,600
Minimum net capital requirement	$ 5,000
Net capital in excess of minimum net capital requirement	$ 422,584
Ratio of aggregate indebtedness to net capital	0.025 to 1

There is no difference between the above computation of net capital and that reported by the Company in Part II of the amended Form X-17A-5 as of December 31, 2002, filed on February 11, 2003.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Supplementary Report of Independent Accountants on the Internal Control Structure Pursuant to SEC Rule 17A-5

To the Board of Directors and
Shareholder of EAI Securities Inc.

In planning and performing our audit of the financial statements and supplemental schedule of EAI Securities Inc. (the "Company") for the year ended December 31, 2002, we considered its internal control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has

To the Board of Directors
and Shareholder of
EAI Securities Inc.

responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

January 24, 2003